

DHX MEDIA (dba WILDBRAIN) ANNOUNCES RESIGNATION OF BOARD MEMBER

Halifax, NS – October 2, 2019 – DHX Media Ltd. (dba WildBrain) ("WildBrain" or the "Company") (TSX: DHX, NASDAQ: DHXM) announces that Elizabeth Beale has stepped down from the Company's Board of Directors, effective immediately.

Don Wright, Chair of the Board of Directors, said: "On behalf of the Board, I would like to thank Elizabeth for her contribution and oversight during her years of service as a Director of the company. We wish her well in the future."

For more information, please contact:

Investor Relations: Nancy Chan-Palmateer – Director, Investor Relations, WildBrain
nancy.chanpalmateer@wildbrain.com
+1 416-977-7358

Media: Shaun Smith – Director, Corporate and Trade Communications, WildBrain
shaun.smith@wildbrain.com
+1 416-977-7230

About WildBrain

At WildBrain we make great content for kids and families. With over 13,000 half-hours of filmed entertainment in our library – one of the world's most extensive – we are home to such brands as *Peanuts*, *Teletubbies*, *Strawberry Shortcake*, *Caillou*, *Inspector Gadget* and *Degrassi*. Our shows are seen in more than 150 countries on over 500 telecasters and streaming platforms. Our AVOD business – *WildBrain Spark* – offers one of the largest networks of kids' channels on YouTube, with over 109 million subscribers. We also license consumer products and location-based entertainment in every major territory for our own properties as well for our clients and content partners. Our television group owns and operates four family entertainment channels that are among the most-viewed in Canada. WildBrain is headquartered in Canada with offices worldwide and trades on the Toronto Stock Exchange (DHX) and the NASDAQ (DHXM). Visit us at www.wildbrain.com.

On September 23, 2019, DHX Media Ltd. announced it is rebranding as "WildBrain".

Disclaimer

Toronto
Queen's Quay Terminal
207 Queens Quay W.,
Suite 550
Toronto, ON M5J 1A7
Canada
t +1 416 363 8034

Halifax
5657 Spring Garden Road
Suite 505
Halifax, NS B3J 3R4
Canada
t +1 902 423 0260

Vancouver
380 West 5th Avenue
Vancouver, BC V5Y 1J5
Canada
t +1 604 684 2363

New York
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
USA
t +1 212 293 8555

London
183 Eversholt Street,
London, NW1 1BU
United Kingdom
t +44 (0)20 7631 3931

www.wildbrain.com



This press release contains "forward-looking statements" under applicable securities laws with respect to the Company including, without limitation, statements regarding business strategies and operational activities of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Toronto
Queen's Quay Terminal
207 Queens Quay W.,
Suite 550
Toronto, ON M5J 1A7
Canada
t +1 416 363 8034

Halifax
5657 Spring Garden Road
Suite 505
Halifax, NS B3J 3R4
Canada
t +1 902 423 0260

Vancouver
380 West 5th Avenue
Vancouver, BC V5Y 1J5
Canada
t +1 604 684 2363

New York
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
USA
t +1 212 293 8555

London
183 Eversholt Street,
London, NW1 1BU
United Kingdom
t +44 (0)20 7631 3931

www.wildbrain.com